SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                SCHEDULE 13D/A-2
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                      PARADISE MUSIC & ENTERTAINMENT, INC.
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                                (Name of Issuer)

                                    COMMON STOCK
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                         (Title of Class of Securities)

                                   699071-10-6
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                                 (CUSIP Number)

                             Helen W. Melman, Esq.
                                815 Moraga Drive
                         Los Angeles, California 90049
                                 (310) 472-4191
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 16, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

-----------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 699071-10-6             SCHEDULE 13D                 Page 2 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Consolidated Entertainment, LLC
     95-4673005
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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                  7     SOLE VOTING POWER

                         0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                         0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      No shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
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14    TYPE OF REPORTING PERSON*

      00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 699071-10-6             SCHEDULE 13D                 Page 3 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jesse Dylan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                  7     SOLE VOTING POWER

                        1,100,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,100,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,100,000 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 699071-10-6             SCHEDULE 13D                 Page 4 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Craig Rodgers
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        474,333
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               474,333
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      474,333 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This amended Statement on Schedule 13D is filed by Consolidated Entertainment LLC, a California limited liability company ("LLC"), Jesse Dylan and Craig Rodgers (individually or collectively, the "Reporting Persons") to report a change in beneficial ownership of shares of common stock, par value $.01 per share, of Paradise Music & Entertainment, Inc., a Delaware corporation (the "Company"). The Company's principal business address is 53 West 23rd Street, 11th Floor, New York, New York 10010.

Item 2. Identity and Background.

      The LLC is a limited liability company organized in the state of California. Its principal business is television, commercial and music video production and related activities. The address of its principal business and office is 8330 West Third Street, Los Angeles, California 90048. The members of the LLC are Jesse Dylan, who has a 51% interest, and Craig Rodgers, who has a 49% interest.

      Craig Rodgers is the president of Straw Dogs, a wholly owned subsidiary of the Company. His business address is 8330 West Third Street, Los Angeles, California 90048. Craig Rodgers is a citizen of the United States.

      Jesse Dylan is the principal of Wonderous Strange Holdings Productions, Inc., an independent producer of television commercials, music videos, movies and other projects. His principal business address is 8330 West Third Street, Los Angeles, California 90048. Jesse Dylan is a citizen of the United States.

      During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Not applicable

Item 4. Purpose of Transaction.

      The purpose of this Amendment is to report the distribution of 900,000 shares of the Company's common stock owned by the LLC in connection with the termination and liquidation of the LLC, to its members in proportion to their interests in the LLC. Of the 900,000 shares directly owned by the LLC, 459,000 shares have been transferred to Jesse Dylan and 441,000 shares have been transferred to Craig Rodgers. As a result, the Reporting Persons no longer constitute a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. The Reporting Persons acquired the Company's common stock for investment purposes.


                                     5 of 8

      Jesse Dylan is a director of the Company. Pursuant to a Termination Agreement with the Company dated February 10, 2001, Jesse Dylan agreed to the cancellation of options to purchase 750,000 shares of the Company's common stock. Mr. Dylan also agreed to a two-year lock-up of 1,000,000 of his shares of Company common stock.

      Craig Rodgers holds ten-year options to purchase 100,000 shares of the Company's common stock at $5.00 per share which vest as to one-third of the shares on each of June 20, 2000, June 30, 2001 and June 30, 2002.

      Except as described herein, none of the Reporting Persons has any plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.


                                     6 of 8

Item 5. Interest in Securities of the Issuer.

      (a) - (b) The beneficial ownership of the Company's common stock by each Reporting Person is as follows:

                                    LLC             DYLAN           RODGERS
--------------------------------------------------------------------------------
Sole Power to Vote                   0            1,100,000         474,333  (1)
--------------------------------------------------------------------------------
Shared Power to Vote                 0                    0
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Sole Power to Dispose                0            1,100,000         474,333  (1)
--------------------------------------------------------------------------------
Shared Power to Dispose              0                    0
--------------------------------------------------------------------------------
Total Shares Beneficially
Owned                                0            1,100,000         474,333  (1)
--------------------------------------------------------------------------------
% Ownership                          0%                10.2% (2)        4.4% (2)

----------

      (1) Includes 33,333 shares subject to options that are exercisable within 60 days.

      (2) Based on 10,720,837 shares outstanding on December 31, 2000 as advised by the Company.

      (c) The Reporting Persons engaged in no transactions in the common stock in the past 60 days.

      (d) Not applicable.

      (e) The LLC and Craig Rodgers ceased to be the beneficial owners of more than 5% of the Company's Common Stock on February 16, 2001, the date on which shares were submitted to the Company's transfer agent for transfer from the LLC to its members.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Item 4 regarding the Termination Agreement between Jesse Dylan and the Company.

Item 7. Material to be Filed as Exhibits.

      1. Termination Agreement between Jesse Dylan and the Company dated February 10, 2001 - Incorporated by reference to Exhibit 10.2 of the Company's Report on Form 8-K filed on February 14, 2001.


                                     7 of 8

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.

                                    CONSOLIDATED ENTERTAINMENT, LLC.


Date: February 26, 2001             By /S/ Craig Rodgers
                                    ---------------------------------
                                       Craig Rodgers, President


Date: February 26, 2001              /S/ Jesse Dylan
                                    ---------------------------------
                                         JESSE DYLAN


Date: February 26, 2001              /S/ Craig Rodgers
                                    ---------------------------------
                                         CRAIG RODGERS